SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02056404

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of

the Securities Exchange Act of 1934

For the period of August 29 to August 29, 2002

Crystallex International Corporation
(Translation of registrant's name into English)

Suite 902, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes____ No X

CRYSTALLEX INTERNATIONAL CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

(Expressed in Canadian dollars)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)

	June 30, 2002	December 31, 2001
ASSETS		
Current		
Cash and cash equivalents	$ 7,899,433	$ 14,409,831
Accounts receivable	3,909,678	2,883,091
Production inventories	8,532,597	8,201,031
Supplies inventory and prepaid expenses	712,078	2,120,752
Marketable securities	299,901	235,901
Due from related parties	59,319	8,735
	21,413,006	27,859,341
Security deposits	228,276	306,218
Long-term investment securities (Note 3)	2,643,338	2,643,338
Property, plant and equipment (Note 5)	166,382,604	166,265,454
Deferred financing fees (Note 6)	869,630	1,269,652
	$ 191,536,854	$ 198,344,003

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)

	June 30, 2002	December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 10,671,910	$ 16,353,678
Due to related parties	247,627	437,506
Deferred charges	211,603	525,878
Current portion of long-term debt	3,942,119	2,309,559
Loan payable	-	300,000
	15,073,259	19,926,621
Reclamation provision	1,095,293	1,250,151
Long-term debt (Note 7)	18,711,607	24,829,792
Deferred charges	252,860	646,821
	35,133,019	46,653,385
Minority interest	6,360.335	7.752,099
Shareholders' equity		
Capital stock		
Authorized		
Unlimited common shares, without par value		
Unlimited Class "A" preference shares, par value $50		
Unlimited Class "B" preference shares, par value $250		
Issued		
December 31, 2001 – 79,347,194 common shares		
June 30, 2002 – 84,010,270 common shares	181,135,108	169,766,113
Equity component of convertible notes	132,554	210,138
Cumulative translation adjustment	(5,458,195)	(4,675,924)
Deficit	(25,765,967)	(21,361,808)
	150,043,500	143,938,519
	$ 191,536,854	$ 198,344,003

Contingencies (Note 5)
Commitments (Note 12)
On behalf of the Board:

"Marc J. Oppenheimer" Director "Harry J. Near" Director

The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)

	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001
OPERATING REVENUE	$ 23,319.319	$ 28,598,365	$ 12,016,372	$ 13,742,791
OPERATING EXPENSES				
Operations	21,247,272	19,083,892	11,978,899	9,907,274
Amortization and depletion	3,702,985	4,456,367	1,798,190	2,274,700
	(1,630.938)	5,058,106	(1,760,717)	1,560,817
EXPENSES				
Amortization	109,845	39.219	96,881	19,583
Interest on long-term debt	1,028,242	1,378,493	615,044	755,897
General and administration	3,318.581	2,876,700	1.649,661	1,440.518
	4,456,668	4,294,412	2,361.586	2.215,998
Income (loss) before other items	(6,087,606)	763,694	(4.122,303)	(655,181)
OTHER ITEMS				
Interest and other income	154,752	178,432	76,060	76,566
Foreign exchange	136,313	(52,347)	40,588	1,043,429
Minority interest	1,392,382	-	780,899	-
	1,683.447	126,085	897.547	1,119,995
Income (loss) for the period	$ (4,404,159)	$ 889,779	$ (3,224,756)	$ 464,814
Basic income (loss) per share	$ (0.05)	$ 0.02	$ (0.04)	$ 0.01
Diluted income (loss) per share	$ (0.05)	$ 0.01	$ (0.04)	$ 0.01
Weighted average number of common shares outstanding				
Basic	81,213,530	59,183,999	82,053,021	67,796,709
Diluted	81,213,530	60,440,413	82,053,021	69,077,398

The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)

	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) for the period	$ (4,404,159)	$ 889,779	$ (3,224,756)	$ 464,814
Adjustments to reconcile income to net cash used in operating activities:				
Amortization and depletion	3,812,830	4,495,586	1,895,071	2,294,283
Deferred charge	(708,236)	-	(860,322)	-
Foreign exchange	(136,313)	52,347	(40,588)	(1,043,429)
Interest on long-term debt	366,014	81,084	318,717	11,665
Management fees	56,250	-	56,250	-
Reclamation provision	(154,858)	171,850	(81,376)	22,966
Minority interest	(1,392,382)	-	(780,899)	-
Changes in other operating assets and liabilities, (net of effects from purchase of subsidiaries):				
Increase in accounts receivable	(1,089,915)	(1,173,909)	(1.228,887)	(809,678)
(Increase) decrease in production inventories	(338,732)	(612,963)	815,639	(501,995)
Decrease in supplies inventory and prepaid expenses	1,463,998	2,231,168	2,029,670	208,439
Increase in due from related parties	(50,584)	(46,012)	(36,942)	(52.658)
Increase (decrease) in accounts payable and accrued liabilities	(5,772.434)	(3,296,091)	(3,334,074)	159,773
Increase (decrease) in due to related parties	(189,879)	79.442	(90,940)	30,257
Net cash provided by (used in) operating activities	(8.538,400)	2.872,281	(4,563,437)	784,437
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of subsidiaries (net of cash acquired)	-	(1,737,371)	-	(28,992)
Purchase of property, plant and equipment	(3,173,312)	(3,783.194)	(865,940)	(1,414,450)
Security deposits	77,942	38,963	37,556	46,391
Purchase of marketable securities	(64,000)	-	-	-
Net cash used in investing activities	(3,159,370)	(5,481,602)	(828,384)	(1.397,051)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock for cash	1,366,681	2,036.155	443,292	2,026,155
Debt borrowings	4,594.200	2,430,290	4,594,200	269,106
Debt repayments	(536.160)	(737.868)	(116,595)	(180.238)
Net cash provided by financing activities	5,424,721	3,728,577	4,920,897	2,115,023
Effect of exchange rate changes on cash and cash equivalents	(237.349)	(636.519)	(618.925)	(1,022.542)
Increase (decrease) in cash and cash equivalents	(6,510,398)	482,737	(1,089,849)	479,867
Cash and cash equivalents, beginning of period	14,409.831	4,418,442	8,989,282	4,421.312
Cash and cash equivalents, end of period	$ 7,899.433	$ 4,901,179	$ 7,899.433	$ 4,901,179

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)

	Issued		Capital Stock Subscribed					
	Number of Shares	Amount	Number of Shares	Amount	Deficit	Equity Component of Convertible Notes	Cumulative Translation Adjustment	Total
Balance at December 31, 2000	59,154,221	$130,732,129	1,025,000	$ 1,955,644	$ (21,430,202)	$ -	$ (344,513)	$ 110,913,058
Shares issued for cash	1,800,443	2,787,589	-	-	-	-	-	2,787,589
Shares issued for management fees	65,466	104,550	-	-	-	-	-	104,550
Shares issued for legal fees	1,200,000	2,385,000	-	-	-	-	-	2,385,000
Shares issued for mineral property	5,023,224	7,747,767	-	-	-	-	-	7,747,767
Shares issued on conversion of notes	3,199,055	4,734,510	-	-	-	-	-	4,734,510
Share issuance costs on conversion of notes and bank loan	-	(941,171)	-	-	-	-	-	(941,171)
Shares allotted for private placement	1,025,000	1,955,644	(1,025,000)	(1,955,644)	-	-	-	-
Shares issued for private placement	3,111,111	6,956,333	-	-	-	-	-	6,956,333
Shares issued for bank loan	4,701,615	13,214,573	-	-	-	-	-	13,214,573
Shares issued for broker fees	67,059	89,189	-	-	-	-	-	89,189
Equity component of convertible notes	-	-	-	-	-	210,138	-	210,138
Translation adjustment	-	-	-	-	-	-	(4,331,411)	(4,331,411)
Income for the year	-	-	-	-	68,394	-	-	68,394
Balance at December 31, 2001	79,347,194	169,766,113	-	-	(21,361,808)	210,138	(4,675,924)	143,938,519
Shares issued for cash	735,996	1,366,681	-	-	-	-	-	1,366,681
Shares issued for management fees	22,500	56,250	-	-	-	-	-	56,250
Shares issued for mineral property	247,554	759,722	-	-	-	-	-	759,722
Shares issued on conversion of notes	3,657,026	9,665,086	-	-	-	-	-	9,665,086
Share issuance costs on conversion of notes	-	(688,882)	-	-	-	-	-	(688,882)
Translation adjustment	-	-	-	-	-	-	(782,271)	(782,271)
Equity component of convertible notes	-	210,138	-	-	-	(77,584)	-	132,554
Loss for the period	-	-	-	-	(4,404,159)	-	-	(4,404,159)
Balance at June 30, 2002	84,010,270	$181,135,108	-	$ -	$ (25,765,967)	$ 132,554	$ (5,458,195)	$ 150,043,500

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

The Company is engaged in the production of gold and related activities including exploration, development mining and processing. These activities are conducted primarily in Venezuela and Uruguay.

The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position results of operations, changes in stockholders' equity and cash flows at June 30, 2002 and for the period then ended have been made. These financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2001. The results of operations for the period ended June 30, 2002 are not necessarily indicative of the results to be expected for the year ending December 31, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant inter-company balances and transactions have been eliminated.

Translation of foreign currencies

The accounts of subsidiaries, which are integrated operations, are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Exchange gains and losses are included in income for the year.

The accounts of subsidiaries which are self-sustaining operations are translated using the current rate method. Under this method, assets and liabilities are translated at the year end exchange rates. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Exchange gains and losses are included in a separate component of shareholders' equity under cumulative translation adjustment.

Financial statements of self sustaining subsidiaries' operating in hyper-inflationary economies are translated using the temporal method, until these subsidiaries' economies are no longer hyper-inflationary.

Transaction amounts denominated in foreign currencies are translated into the local functional currency at exchange rates prevailing at transaction dates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Mineral properties

(i) Property acquisition and mine development

Property acquisition and mine development costs are capitalized on properties where proven and probable reserves exist, or when sufficient objective evidence exists to support a conclusion that it is probable non-reserve material will be produced, thereby supporting the recognition of an asset. Amortization is calculated using the units of production method based on estimated recoverable ounces of gold. Estimated recoverable ounces of gold include proven and probable reserves and non-reserve material when sufficient objective evidence exists to support a conclusion that it is probable the non-reserve material will be produced.

In the determination of whether costs should be capitalized on individual properties, and the measurement of amortization and recoverability of the carrying amount of mining properties, the Company takes into account known proven and probable reserves as well as certain material that does not meet all the criteria required for classification as a proven or probable reserve. Management's determination as to whether the existence of non-reserve material should result in the capitalization of costs or whether the material should be included in the amortization and recoverability calculations is based on the existence of various circumstances, including, but not limited to: the existence and nature of known mineralization; the location of the property (i.e. whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the existence of proven and probable reserves on the property; whether the ore body is an extension of an existing producing ore body on an adjacent property; the results of recent drilling on the property; and the existence of a feasibility study or other analysis to demonstrate that the ore is commercially recoverable. When sufficient objective evidence exists to support a conclusion that it is probable non-reserve material will be produced, thereby supporting the recognition of an asset or contributing to the recovery of previously capitalized costs, the Company commences the capitalization of costs incurred and includes the material in amortization and impairment calculations.

(ii) Properties in development

Costs incurred on properties in development and major capital projects are capitalized until the assets are put into service, at which time the capitalized costs are amortized in accordance with the policies described above.

(iii) Exploration properties

Acquired exploration properties are recorded at cost at the date of acquisition.

Property evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its developed mineral properties and related buildings and equipment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves); estimated future commodity price realization (considering historical and current prices, price trends and related factors); and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reduction in the carrying amount of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying amount.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Estimates of future net cash flows are subject to risks and uncertainties. It is reasonably possible that changes in circumstances may occur which could affect those future net cash flows and consequently the recoverability of the Company's property, plant and equipment.

Deferred exploration costs

The Company defers all direct and indirect exploration costs relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or where management has determined there to be an impairment.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs incurred to date and are not intended to reflect present or future values.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Reclamation costs

The Company's policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management's estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Costs relating to ongoing site restoration are expensed when incurred. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

Revenue recognition

Revenue from mining operations is recognized when gold is shipped to the refineries and collection of the sale is reasonably assured.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Production inventories

Production inventories of gold in process are stated at the lower of average production cost and net realizable value. It is possible that estimates of recoverable ore, grade and gold prices could change causing the Company to write-down production inventories.

Supplies inventory

Supplies inventory is valued at the lower of average and replacement costs.

Plant and equipment

Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly on exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over periods ranging from 5 to 20 years.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Basic income (loss) per share

Basic income (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

In accordance with the revised recommendations of the CICA, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments on diluted income per share. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and has no material impact on the amounts presented.

Long-term investment securities

Long-term investment securities are stated at cost, unless there has been an other than temporary decline in value at which time the securities are written down and the unrealised loss is recognized in determination of net income.

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Commodity instruments

The Company uses derivative financial instruments including fixed forward contracts to manage its exposure to fluctuations in the market price of gold. The instruments are intended to reduce or eliminate the risk of falling prices on the Company's future gold production. Gains and losses on fixed forward contracts are recognized in gold revenues when the related designated production is delivered.

The Company enters into commodity contracts in the normal course of its business to establish future sales prices and manage the future cash flow risks associated with price volatility of the commodities produced at its operating mines. Commodity contracts may be designated as hedges of financial risk exposures of anticipated transactions if, both at the inception of the hedge and throughout the hedge period, the changes in fair value of the contract substantially offset the effect of commodity price changes on the anticipated transactions and if it is probable that the transactions will occur. The Company regularly monitors its commodity exposures and ensures that contracted amounts do not exceed the amounts of underlying exposures.

On October 24, 2000 the CICA Emerging Issues Committee issued EIC 113, "Accounting By Commodity Producers For Written Call Options", whereby written call options entered into on or after that date are recognized on the balance sheet as a liability measured at fair value with subsequent changes in the fair value of the liability recognized in earnings in the period of the change.

Stock-based compensation plan

Effective January 1, 2002, the Company adopted the New CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements of either the current period or prior periods presented.

Comparative figures

Certain comparative figures have been adjusted to conform to the current year's presentation.

3. SECURITIES

The quoted market value of marketable securities at June 30, 2002 is $271,493 (December 31, 2001 - $269,718).

The Company's investment in long-term investment securities consists of shares in a publicly listed company. The quoted market value of long-term investment securities at June 30, 2002 is $808,000 (December 31, 2001 - $610,000).

(Expressed in Canadian dollars)

4. ACQUISITION

Effective February 27, 2001, the Company acquired approximately 80% of the outstanding share capital of El Callao Mining Corp ("ECM") and, also from Bema Gold Corporation ("Bema"), assets related to ECM. The company, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

The acquisition has been accounted for by using the purchase method, and can be summarized as follows:

Cash and cash equivalents	$ 15,061
Accounts receivable and other assets	491,338
Note receivable	2,240,780
Property, plant and equipment	21,924,939
Accounts payable and accrued liabilities	(648,712)
Minority Interest	(8,909,425)
Consideration paid	$ 15,113,981
Consideration paid consists of:	
Cash paid	$ 9,782,009
Common shares of the Company	5,150,520
Acquisition costs	181,452
	$ 15,113,981

5. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2002	December 31, 2001
Plant and equipment	$ 62,630,020	$ 61,044,046
Mineral properties	114,546,015	112,781,913
Deferred exploration costs	17,623,404	17,036,134
	194,799,439	190,862,093
Less: Accumulated amortization and depletion	(28,416,835)	(24,596,639)
	$ 166,382,604	$ 166,265,454

(Expressed in Canadian dollars)

5. **PROPERTY, PLANT AND EQUIPMENT** (cont'd.....)

Mineral properties:	June 30, 2002	December 31, 2001
Albino 1 Concession	$ 17,710,939	$ 17,710,939
Bolivar Goldfields properties	19,951,425	20,959,392
Cristinas 4 and 6 Concessions	45,348,652	42,641,589
El Callao properties	26,795,322	26,795,322
Knob Hill property	518,283	518,283
Minciro Concession	724,548	724,548
Santa Elena, San Miguel and Carabobo Concessions	3,496,843	3,431,837
Other	3	3
	114,546,015	112,781,913
Less: Accumulated depletion	(6,702,580)	(6,217,282)
	$ 107,843,435	$ 106,564,631

Deferred exploration costs:	Albino	Santa Elena Carabobo	Minciro	San Gregorio	Bolivar Goldfields	El Callao	June 30, 2002	December 31, 2001
Contracting	$ 482,051	$ 148,310	$ -	$ -	$ 4,273,255	$ 1.069,386	$ 5,973,002	$ 5,455,358
Equipment rental and expenses	712.073	74,112	-	453,605	227,907	57,034	1,524,731	1,497,123
Consulting fees	444,782	50,341	-	-	-	-	495,123	495,123
Geology and engineering	2,294,197	195,225	413,336	-	626,744	134,087	3,663,589	3,587,668
Field expenses	433,257	61,245	140,479	128,653	-	-	763,634	763,634
Samples and geochemistry	33,613	48,047	60,175	113,034	56,977	14,258	326,104	319,202
Travel	41,640	85,246	102,420	-	-	-	229,306	229,306
Wages	792,309	102,972	-	1,115,863	512,791	151,083	2,675,018	2,715,823
Drilling	1,572,976	-	173,853	226,068	-	-	1,972,897	1,972,897
	6,806,898	765,498	890,263	2,037,223	5,697,674	1,425,848	17,623,404	17.036,134
Less: Accumulated depletion	(644,232)	-	-	(535,249)	(269,777)	(72,120)	(1,521,378)	(1,350,050)
	$ 6,162.666	$ 765,498	$ 890,263	$ 1,501,974	$ 5,427,897	$ 1,353,728	$ 16,102,026	$ 15,686,084

Albino 1 Concession

By agreement with Albino Bonucci, dated December 23, 1992, the Company, through its subsidiaries, acquired a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. The consideration of $13.8 million to acquire the interest in the concession was fully paid by December 31, 1997. A 1% Net Smelter Return Royalty is payable to the Ministry of Energy and Mines ("MEM") from the proceeds of gold production.

(Expressed in Canadian dollars)

5. PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

Bolivar Goldfields Properties

During 2000, the Company acquired all of the outstanding share capital of Bolivar Goldfields A.V.V. This acquisition includes the Tomi concession, Revemin mill and exploration lands in Venezuela. The exploration lands include the Dividival I and II and the Belen II concessions in the El Callao greenstone belt in Venezuela.

Cristinas 4 and 6 Concessions

In March 1997, the Company acquired rights to the Cristinas 4 and 6 concessions located in Kilometre 88, Venezuela. The Cristinas 4 and 6 concessions have been under investigation and exploration for several years by Placer Dome Inc. under a joint venture agreement with Corporacion Venezolana de Guayana ("CVG"). The Cristinas 4 concession is adjacent to the Company's Albino 1 concession. The Company holds its interest in Cristinas 4 and 6 through Inversora Mael, C.A. ("Mael"), a Venezuelan company (see Note 12). The Supreme Court of Venezuela issued rulings in 1991, 1996 and 1997 confirming the validity of the transfer of the concessions to Mael. Following the 1997 ruling, Mael commenced a further action in the Supreme Court of Venezuela seeking a ruling requiring the MEM to recognize fully Mael's title ownership of the Cristinas 4 and 6 concessions. On June 11, 1998 the Venezuelan Supreme Court ruled that Mael does not have status to assert ownership rights over Cristinas 4 and 6 concessions and refused to proceed with this action. In the opinion of counsel, prior contradictory decisions of the Venezuelan Supreme Court were not overruled by the June 11, 1998 decision.

In August 1999, the Company commenced two legal proceedings in Venezuela in order to enforce its rights in relation to the Cristinas 4 and 6 concessions. The first proceeding seeks to nullify the joint venture agreement previously entered into between CVG and Minera de Las Cristinas S.A. ("MINCA"), a Venezuelan joint venture in which Placer Dome has been a participant. In essence, this action challenges the original legal basis on which CVG purported to confer contractual rights to exploit the Cristinas 4 and 6 concessions commercially. The second proceeding seeks to nullify the effect of the settlement agreement entered into in 1991 in respect of a lawsuit between Mael, the Republic of Venezuela, CVG and Ramon Torres.

In September 1999, Venezuela published a new mining law providing that mining privileges may only be conferred by concession. MINCA has since applied to convert its contractual rights, in respect of Cristinas 4 and 6, into a concession. It is uncertain whether this application will be granted. Such application has not been published in the Official Gazette. Should it be published, the Company will be entitled to file an opposition.

In May 2000, the Supreme Court of Venezuela issued a decision in favour of an appeal filed by Mael against a previous decision issued by the Admission Chamber of the Supreme Court of Venezuela. The Supreme Court's Admission Chamber decision refused to admit the August 1999 action seeking to nullify the 1991 settlement agreement described above. Like the Venezuela Supreme Court rulings in 1991, 1996, and 1997, which confirmed Mael's legal standing regarding the Cristinas 4 and 6 concessions, the Supreme Court's decision recognizes Mael's legal standing in this matter. In its decision, the Supreme Court of Venezuela reviewed each of the arguments presented by MINCA and CVG, and ruled against each argument. By reviewing and ruling individually against each of the MINCA and CVG arguments, those parties are barred from raising and cannot again present these arguments before the Supreme Court in this lawsuit. The decision, which cannot be appealed, was approved by the majority of the justices. The only dissenting opinion was in the form of a single sentence dealing with procedural aspects of the decision, and contained nothing opposing the case filed by Mael.

(Expressed in Canadian dollars)

5. **PROPERTY, PLANT AND EQUIPMENT** (cont'd.....)

In June 2000, the Admission Court of the Political-Administrative Chamber of the Supreme Court of Justice of Venezuela issued a decision which formally admits the legal claims made by Mael. As a result of the May and June decisions, Mael's case respecting the ownership of the Cristinas 4 and 6 concessions can advance to a full and final hearing on the merits before the Political-Administrative Chamber of the Supreme Court of Justice of Venezuela.

In November 2001, the Venezuelan government cancelled the mining rights held by MINCA and took possession of the contested properties.

The Company holds its interest in the Cristinas 4 and 6 concessions through a call agreement (Note 12) which entitles the Company to acquire the shares of Ventures (Barbados) Ltd. ("Ventures") which indirectly owns the outstanding shares of Mael. The total cost incurred to June 30, 2002 was $45,348,652, which was comprised of $25,647,112 of payments in cash and $19,701,540 made through the issuance of common shares of the Company. This cost was comprised of property payment and finders' fees of $24,419,189 ($9,119,215 cash, $15,299,974 through shares), professional fees of $17,455,280 ($13,053,714 cash, $4,401,566 through shares valued at the prior 5 day weighted average trading price for the shares on the American Stock Exchange, including payments to related parties of $Nil during the six months ended June 30, 2002 (Note 9), $105,129 during the year ended December 31, 2001, $Nil in 2000, $115,589 in 1999, $Nil in 1998, and $200,000 in 1997), and consulting fees (including cash payments of $433,333 paid to directors of the Company in 2001), travel and administrative costs.

El Callao Properties

By an agreement dated September 12, 2000 and concurrently with the completion of the January 25, 2001 take-over bid, the Company acquired approximately 80% of the outstanding shares of ECM and, from Bema, assets related to ECM. As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela.

Mineiro Concession

By an agreement dated March 11, 1997, the Company, through its interest in Diamond Company Ltda, acquired a 65% interest on the Mineiro concession, consisting of 9,600 hectares in Amapa State, Brazil. Pursuant to the terms of the agreement, the Company paid $366,987 and issued 100,000 common shares of the Company at a deemed value of $355,000.

San Gregorio Mining Concession

By an agreement dated October 2, 1998, the Company, through one of its subsidiaries, acquired a 100% interest in the San Gregorio mining concession in Uruguay. The Uruguayan government mining agency has granted the Company exploitation rights over the concession for 15 years subject to a net profit royalty.

Santa Elena, San Miguel and Carabobo Concessions

The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. ("ACOMISUR"), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company's Venezuelan subsidiary will own 80% of the joint venture and ACOMISUR will own 20%, with the Company's subsidiary being the operator. The proven and probable reserves of the properties have not yet been determined.

(Expressed in Canadian dollars)

5. PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing, subject to the comments contained in this note. The properties in which the Company has committed to earn an interest are located in Uruguay, Venezuela and Brazil and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Uruguay, Venezuela and Brazil.

6. DEFERRED FINANCING FEES

Deferred financing fees of $942,946, net of accumulated amortization of $145,192, (December 31, 2001 - $1,269,652, net of accumulated amortization of $396,587) at December 31, 2001 relate to costs incurred in the issuance of the convertible notes financing and for a non-recourse credit facility.

7. LONG-TERM DEBT

	June 30, 2002	December 31, 2001
Bank loan	$ 18,192,080	$ 17,820,718
Convertible notes	4,461,646	9,318,633
	22,653,726	27,139,351
Less: Current portion of the long-term debt	(3,942,119)	(2,309,559)
	$ 18,711,607	$ 24,829,792

Gold loan

During 1998, the Company, through a subsidiary, entered into a non-recourse five-year bank credit facility of $24,532,800 or equivalent ounces of gold. The facility bears interest at the London Inter-Bank Offered Rate ("LIBOR") for United States dollar-denominated loans or the gold base rate for gold ounce-denominated loans plus an applicable margin, negotiated between both parties. The Company has the ability to repay the loan in either United States dollars, gold, or common shares of the Company. The loan was converted into a dollar denominated bank loan.

The loan agreement contained certain financial and other covenants that must be maintained during the term of the loan. Assets of certain of the subsidiary companies had been pledged as collateral.

Bank loans

During 1998, Minera San Gregorio S.A. entered into a bank loan facility of $24,532,800. The facility bears interest at the LIBOR plus an applicable margin, negotiated between both parties. Certain equipment is secured against the loan.

(Expressed in Canadian dollars)

7. LONG-TERM DEBT (cont'd.....)

During 2000, Mineras Bonanza C.A. entered into a bank loan facility of $12,779,750. The facility bears interest at the LIBOR plus an applicable margin. The bank loan is secured by first mortgages over all the land, buildings and chattel of Mineras Bonanza, C.A. and Revemin II, C.A.

During 2001, the credit facilities were combined into a new bank loan facility with the same interest rates and operating assets pledged as securities. As at June 30, 2002, principal payments due to retire the outstanding indebtedness are as follows:

Year	Amount (US$)
2002	$ 1,125,000
2003	3,000,000
2004	1,240,000
2005	4,400,000
2006	2,058,000

Convertible notes

The convertible notes are unsecured and bear interest in the range of 4% per annum. The notes are convertible by the holder at any time into common shares at a conversion price determined by recent average market price. The notes can be redeemed by the Company in cash or by delivery of common shares. Upon issuance, the liability component of the notes was valued at $4,461,646, representing the present value of the minimum future cash payments to be made by the Company. The remaining balance of $132,554 was classified in shareholders' equity as "equity component of convertible notes". Over the term of the debt obligation, an amount equal to the equity component will be accreted to the face value of the notes by the recording of additional interest expense.

8. CAPITAL STOCK

At June 30, 2002, warrants were outstanding enabling the holders to acquire the following number of common shares:

Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)
US$1.01 to US$2.00	6,033,740	1.13
US$2.19 to US$2.84	4,509,871	1.21

The Company has a stock option plan enabling it to grant options to executive officers and directors, employees and consultants. Under the plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant.

(Expressed in Canadian dollars)

8. CAPITAL STOCK (cont'd.....)

The following is a summary of the status of stock options outstanding at June 30, 2002:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.85 to $1.00	1,942,500	4.37	$ 0.98	1,942,500	$ 0.98
$1.41 to $1.75	2,046,000	5.43	$ 1.52	2,046,000	$ 1.52
$2.00 to $2.65	3,432,500	7.17	$ 2.23	3,432,500	$ 2.23

9. RELATED PARTY TRANSACTIONS

During the period, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting and management fees of $258,339 (June 30, 2001 - $165,000) to directors of the Company and companies related to directors and an officer of the Company.

b) Paid or accrued legal fees of $Nil (June 30, 2001- $382,477) to a law firm related to a director of the Company (Note 5).

Also see Note 12 Commitments.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001
Cash paid during the period for interest	$ 662,228	$ 1,244,493	$ 296,327	$ 691,316
Cash paid during the period for income taxes	$ -	$ -	$ -	$ -

(Expressed in Canadian dollars)

10. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd.....)

Significant non-cash transactions for the six month period ended June 30, 2002 included:

i) The Company issued 22,500 common shares, with a value of $56,250, for management fees.
ii) The Company issued 247,554 common shares, with a value of $759,722, for property payment.
iii) The Company issued 3,657,026 common shares upon conversion of convertible notes and accrued interest in the amount of $9,665,086.
iv) The Company applied $688,882 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

Significant non-cash transactions for the six month period ended June 30, 2001 included:

i) The Company issued 41,142 common shares, with a value of $50,193, for management fees.
ii) The Company issued 450,000 common shares, with a value of $531,000, for legal fees.
iii) The Company issued 3,987,535 common shares, with a value of $5,150,520, to acquire El Callao Mining Corp.
iv) The Company issued 2,534,435 common shares upon conversion of convertible notes and accrued interest in the amount of $3,007,820.
v) The Company applied $101,453 of deferred financing fees against share capital upon conversion of loan and notes to common stock.
vi) The Company issued 1,025,000 common shares with a value of $1,955,644. for a private placement.
vii) The Company issued 1,826,615 common shares, with a value of $4,750,478, for loan payment
viii) The Company issued 67,059 common shares, with a value of $89,189, for broker fees.

11. SEGMENTED INFORMATION

The Company, after reviewing its reporting system, has determined that it operates in one reporting segment, that being gold mining and related activities. Accordingly, the Company's operating areas are considered segments for financial reporting purposes by geographical segments and are as follows:.

	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001
Operating revenue:				
Uruguay	$ 17,183,222	$ 20,526,306	$ 9,320,368	$ 9,325,757
Venezuela	6,136,097	8,072,059	2,696,004	4,417,034
	$ 23,319,319	$ 28,598,365	$ 12,016,372	$ 13,742,791
Operating costs:				
Uruguay	$ 13,408,736	$ 12,874,700	$ 7,461,673	$ 6,576,797
Venezuela	7,838,536	6,209,192	4,517,226	3,330,477
	$ 21,247,272	$ 19,083,892	$ 11,978,899	$ 9,907,274

(Expressed in Canadian dollars)

11. SEGMENTED INFORMATION (cont'd.....)

	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001
Amortization and depletion:				
Uruguay	$ 2,412,446	$ 2,164,804	$ 1,192,730	$ 1,087,315
Venezuela	1,290,539	2,291,563	605,460	1,187,385
	$ 3,702,985	$ 4,456,367	$ 1,798,190	$ 2,274,700
Operating Income:				
Uruguay	$ 1,362,040	$ 5,486,802	$ 665,965	$ 3,090,461
Venezuela	(2,992,978)	(428,696)	(2,426,682)	(1,529,644)
	$ (1,630,938)	$ 5,058,106	$ (1,760,717)	$ 1,560,817

	June 30, 2002	December 31, 2001
Assets by geographic area:		
Brazil	$ 1,547,163	$ 1,547,163
Canada	8,593,287	14,781,293
Uruguay	34,072,433	37,549,429
Venezuela	147,323,971	144,466,118
	$ 191,536,854	$ 198,344,003

12. COMMITMENTS

Agreement

The Company entered into an agreement dated February 14, 1997 ("Call Agreement") whereby it acquired an exclusive call right to acquire all of the common shares of Ventures, which is owned by two directors of Crystallex. Ventures indirectly owns, as its sole material asset, the outstanding shares of Mael. The owners of Ventures have granted the Company an exclusive right to acquire all of the shares of Ventures at any time at the cost of those shares.

The cost of acquiring the shares of Mael was initially US$30 million, of which US$6.5 million (Cdn$9.1million) was paid by the Company as of December 31, 1998. Effective April 30, 1999, Ventures and the vendor agreed to reduce the remaining portion of the purchase price from US$23.5 million to US$10 million plus 5 million warrants to purchase common shares of the Company at a price of US$2 per share. As of June 30, 2002, 4 million of the warrants have expired and 1 million remain outstanding. During 1999 and 2000, the US$10 million (Cdn$14.0 million) was fully paid through the issuance of shares, valued at the average closing sales price on the American Stock Exchange for the 30 days immediately preceding the issuance of the shares and US$250,000 (Cdn$364,000) in cash. These payments have been capitalized as part of the property cost (see Note 5, Cristinas 4 and 6 concessions).

(Expressed in Canadian dollars)

12. COMMITMENTS (cont'd.....)

The Call Right is irrevocable and unconditional, unless prior to its exercise a person together with any parties acting jointly or in concert with it acquires 20% or more of the outstanding voting shares of the Company without the approval of the Board of Directors. In such event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed. Under the Call Agreement, the Company has the right to vote the shares of Ventures.

Precious metal contracts

The Company's hedging policy provides for the use of fixed forward contracts to hedge the Company's expected annual gold production. At June 30, 2002, the Company had fixed forward contracts outstanding as follows:

Year	2002	2003	2004	2005	2006
Ounces	40,797	76,848	82,608	41,130	39,996
Average Price (US$ per oz.)	295	300	300	305	310

Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a stated price. The Company had written long-term gold call options in respect of 44,000 ounces at June 30, 2002. The options, which have an average strike price of US$311 per ounce, expire on various dates over the period from 2003 to 2004. In addition, short term written call options in respect of 56,250 ounces of gold were outstanding at June 30, 2002 with an average strike price of US$304 and expiring from 2002 to 2003. In the event that they are exercised at their expiry dates, the Company has the ability to deliver production to meet the commitment.

Fair value of derivative financial instruments

Fair values of financial instruments and over-the-counter ("OTC") contracts are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions.

The carrying amounts for cash, accounts receivable, marketable securities, accounts payable and accrued liabilities and long-term debt on the balance sheet approximate fair value.

At June 30, 2002, based on the spot price of US$314 per ounce of gold, the mark-to-market values of the Company's precious metals sales program was approximately $464,463.

(Expressed in Canadian dollars)

12. COMMITMENTS (cont'd.....)

Credit and market risk

The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to hedge underlying revenue exposures arising from commodity prices and interest rates. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, securities and fixed forward contracts and option contracts for metals. The Company places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

The Company only uses OTC instruments in its metal program. These instruments are relatively straightforward contracts and involve little complexity. The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its activities.

Other

One of the Company's subsidiaries has outstanding a US$1.5 million letter of credit in connection with its environmental remediation plans.

13. NET INCOME (LOSS) PER COMMON SHARE

The following table outlines the calculation of basic and diluted net income (loss) per common share:

	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001
Numerator for basic net income (loss) per common share:				
Net income (loss) attributable to common shareholders	$ (4,404,159)	$ 889,799	$ (3,224,756)	$ 464,814
Numerator for diluted net (loss) income per common share	$ (4,404,159)	$ 889,799	$ (3,224,756)	$ 464,814
Denominator for basic net income (loss) per common shares				
-weighted average number of outstanding shares	81,213,530	59,183,999	82,053,021	67,796,709
Effect of dilutive stock options and warrants	-	1,256,414	-	1,280,689
Denominator for dilutive net income per common share				
-adjusted weighted average number of outstanding shares	81,213,530	60,440,413	82,053,021	69,077,398

(Expressed in Canadian dollars)

14. *UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES*

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States of America ("United States GAAP").

(1) Stock Based Compensation

The United States Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", which became effective for fiscal years beginning after December 15, 1995. This statement requires the Company to establish a fair market value based method of accounting for stock based compensation plans. In 1996, for United States reporting purposes, the Company adopted SFAS No. 123 in accounting for its stock option plan. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's consolidated financial statements.

The Company uses the Black-Scholes option pricing model to determine the fair value of employee stock options at the issuance date. In determining the fair value of these employee stock options, the following assumptions were used:

	2002	2001
Risk free interest rate	- %	6.43 %
Expected life	-	2 years
Expected volatility	- %	91 %
Expected dividends	-	-

The application of SFAS No. 123 resulted in the reporting of compensation expenses in the amount of $Nil and $73,361 for the six period ended June 30, 2002 and 2001, respectively.

Following is a summary of the stock based compensation plan during 2002 and 2001:

	June 30, 2002		June 30, 2001	
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
Outstanding and exercisable, beginning of period	7,707,000	$ 1.70	6,315,292	$ 1.52
Granted	-	-	65,000	1.50
Exercised	(286,000)	1.46	(70,000)	1.00
Cancelled	-	-	(83,292)	1.40
Outstanding and exercisable, end of the period	7,421,000	$ 1.71	6,227,000	$ 1.53
Weighted average fair value of options granted during the period	$ -		$ 1.13	

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

(2) Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, mineral properties, including prospecting and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the properties are determined to have economically recoverable proven reserves but are not yet producing at a commercial level. Prior to commencing commercial production, revenue relating to development ore, net of mining costs associated with its production, is offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalization of all exploration, development, and acquisition costs, commences once the Company identifies proven and probable reserves that relate to specific properties.

Mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimates of proven and probable mineable reserves, future prices, operating costs, capital requirements and reclamation costs.

(3) Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, "Accounting for the Impairment on Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed of". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized. Management's estimates of gold prices, recoverable proven and probable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the Company's investment in property, plant, and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur which could adversely affect management's estimate of the net cash flow expected to be generated from its operations.

The Santa Elena, San Miguel and Carabobo, Cristinas 4 and 6 and Knob Hill properties, which have a total capitalized cost of $49,363,781 for Canadian reporting purposes, have been written down for United States reporting purposes, as they have no determinable proven or probable reserves. As a result of a study of gold reserves of its mineral properties, the Company has recorded a $2,772,069 (June 30, 2001 - $683,900) write-down of its investment in mineral properties for United States reporting purposes. Since the fair value of the Company's other properties exceed their capitalized cost, there has been no adjustment to the cost of these properties. The estimated fair value of the properties would vary if future conditions do not occur in accordance with assumptions.

(Expressed in Canadian dollars)

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

(4) Marketable Securities

For Canadian GAAP purposes short term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations.

In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which became effective for years beginning after December 31, 1993. The statement requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities, and included in earnings for trading securities. Under SFAS No. 115, the Company's investment in marketable securities in the amount of $299,901 would be classified as trading securities and its investment in long-term investment securities in the amount of $2,643,338 would be classified as available-for-sale securities.

(5) Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities".

At June 30, 2002, the Company's hedging contracts used to reduce exposure to precious metal prices, consisted of forward sales contracts. The Company settles these contracts through the physical delivery of production from its operations at the contract settlement dates. Therefore, the forward sales contracts meet the criteria for the normal purchases and sales exemption of SFAS No. 133, as amended by SFAS No. 138. Accordingly, recognition of the precious metals forward sales contract will continue to be deferred until settlement.

(6) Comprehensive Income

In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders' equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners.

(7) Convertible Notes

Under Canadian GAAP, the Company presents the separate equity and liability components of the convertible notes. This accounting policy is not permitted under United States GAAP. Accordingly, additional interest expenses determined under Canadian GAAP have been deducted to arrive at net loss and all proceeds allocated to the equity component of convertible notes would be classified as a non-current liability rather than equity under United States GAAP.

(Expressed in Canadian dollars)

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

(8) Recent Accounting Pronouncements

In March 2000, the Accounting Standards Board of the CICA issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage – ("AcG 11"). The guideline addresses three distinct issues: (i) capitalization of cost/expenditures, (ii) impairment, and (iii) disclosure. Prior to its issuance, development stage entities were exempt from certain aspects of Canadian GAAP. AcG 11 will require that all companies account for a transaction based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 will require specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which is the Company's 2001 fiscal year. The Company is aware that there are two alternative views of how AcG 11 affects mining companies with respect to the deferral of exploration costs. CICA Handbook Section 3061 "Property, Plant and Equipment" in paragraph 21 states "For mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment." The Company considers that exploration costs meeting the criteria set out in note 2 have the characteristics of property, plant and equipment and accordingly defers such costs. Under the view adopted by the Company, deferred exploration costs would not automatically be subject to regular assessments of recoverability, unless conditions, such as those discussed in AcG 11, exist.

In June 2001, the FASB approved the issuance of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001 will be subjective immediately to the non-amortization and amortized provisions of this statement

In July 2001, FASB issued Statements of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003

In October 2001, FASB issued Statements of Financial accounting Standards No. 144, "Accounting of the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additional, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provision are applied prospectively.

(Expressed in Canadian dollars)

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

(8) Recent Accounting Pronouncements (cont'd.....)

In April 2002, FSAB issued Statements of Financial Accounting No. 145, "Rescission of FASB Statements No 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally SFAS 145 is effective for transactions occuring after May 15, 2002.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

The impact of the above differences between Canadian GAAP and United States GAAP on the consolidated balance sheet items as reported, is as follows:

	June 30, 2002			December 31, 2001		
	Balance as Reported	Adjustments	Balance as per United States Reporting Requirements	Balance as Reported	Adjustments	Balance as per United States Reporting Requirements
Current assets	$ 21,413,006	$ (28,408)	$ 21,384,598	$ 27,859,341	$ 33,817	$ 27,893,158
Security deposits	228,276	-	228,276	306,218	-	306,218
Long-term investment securities	2,643,338	(1,835,338)	808,000	2,643,338	(2,033,338)	610,000
Property, plant and equipment	166,382,604	(765,498)	165,617,106	166,265,454	(765,498)	165,499,956
Deferred financing fee	869,630	-	869,630	1,269,652	-	1,269,652
Allowance for write-down of mineral properties	-	(49,363,781)	(49,363,781)	-	(46,591,712)	(46,591,712)
	$ 191,536,854	$ (51,993,025)	$ 139,543,829	$ 198,344,003	$ (49,356,731)	$ 148,987,272
Current liabilities	$ 15,073,259	$ -	$ 15,073,259	$ 19,926,621	$ -	$ 19,926,621
Reclamation provision	1,095,293	-	1,095,293	1,250,151	-	1,250,151
Long-term debts	18,711,607	-	18,711,607	24,829,792	139,099	24,968,891
Deferred charges	252,860	-	252,860	646,821	-	646,821
Minority interest	6,360,335	-	6,360,335	7,752,099	-	7,752,099
Shareholders' equity	150,043,500	(51,993,025)	98,050,475	143,938,519	(49,495,830)	94,442,689
	$ 191,536,854	$ (51,993,025)	$ 139,543,829	$ 198,344,003	$ (49,356,731)	$ 148,987,272

(Expressed in Canadian dollars)

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

The impact of the above differences between Canadian GAAP and United States GAAP on income (loss) for the period would be as follows:

	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001
Income (loss) for the period, as reported	$ (4,404,159)	$ 889,779	$ (3,224,756)	$ 464,814
Adjustments to mineral properties	(2,772,069)	(2,502,196)	(1,253,475)	(1,879,976)
Accretion of interest on convertible notes	139,100	-	121,889	-
Unrealized gain (loss) on trading securities	(62,225)	194,222	22,914	183,479
Loss for the period in accordance with United States GAAP	$ (7,099,353)	$ (1,418,195)	$ (4,333,428)	$ (1,231,683)
Basic and diluted loss per share in accordance with United States GAAP	$ (0.09)	$ (0.02)	$ (0.05)	$ (0.02)

The impact of the above differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001
Cash flows provided by operating activities, Canadian GAAP	$ (8,538,400)	$ 2,872,281	$ (4,563,437)	$ 784,437
Adjustments to mineral properties	(2,115,637)	(165,978)	(837,042)	(127,158)
Cash flows provided by operating activities United Stated GAAP	(10,654,037)	2,706,303	(5,400,479)	657,279
Cash flows used in investing activities, Canadian GAAP	(3,159,370)	(5,481,602)	(828,384)	(1,397,051)
Adjustments to mineral properties	2,115,637	165,978	837,042	127,158
Cash flows used in investing activities, United States GAAP	(1,043,733)	(5,315,624)	8,658	(1,269,893)
Cash flows provided by financing activities, Canadian and United States GAAP	5,424,721	3,728,577	4,920,897	2,115,023
Effect of exchange rate changes on cash and cash equivalents	(237,349)	(636,519)	(618,925)	(1,022,542)
Net increase (decrease) in cash and cash equivalents during the period	(6,510,398)	482,737	(1,089,849)	479,867
Cash and cash equivalents, beginning of period	14,409,831	4,418,442	8,989,282	4,421,312
Cash and cash equivalents, end of period	$ 7,899,433	$ 4,901,179	$ 7,899,433	$ 4,901,179

Expressed in Canadian dollars)

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001
Comprehensive loss:				
Loss for the period in accordance with United States GAAP	$ (7,099,353)	$ (1,418,195)	$ (4,333,428)	$ (1,231,683)
Net change in cumulative translation adjustments	(782,271)	833,508	(761,851)	(573,175)
Net change in market value of available-for-sale securities	198,000	(520,000)	(138,000)	80,000
Comprehensive loss in accordance with United States GAAP	$ (7,683,624)	$ (1,104,687)	$ (5,233,279)	$ (1,724,858)

	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001
Accumulated other comprehensive loss:				
Accumulated other comprehensive loss, beginning of period	$ (8,048,600)	$ (3,023,189)	$ (7,733,020)	$ (2,216,506)
Change in cumulative translation adjustments	(782,271)	833,508	(761,851)	(573,175)
Change in value of available-for-sale securities	198,000	(520,000)	(138,000)	80,000
Accumulated other comprehensive loss, end of period	$ (8,632,871)	$ (2,709,681)	$ (8,632,871)	$ (2,709,681)

CRYSTALLEX INTERNATIONAL CORPORATION
For the Six Month Period Ended June 30, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Crystallex International Corporation ("Crystallex" or the "Company") should be read in conjunction with the audited consolidated financial statements and the notes. The Company prepares and files it consolidated financial statements and MD&A in Canadian dollars.

Crystallex and its subsidiaries are engaged in gold mining and related activities, including exploration, extraction, processing, and reclamation. Gold, our primary commodity, is produced in Uruguay (production includes a nominal amount of silver as an ancillary commodity) in the San Gregorio mill, as well as in Venezuela in the Revemin mill.

Key Highlights

- Identified a portion of the La Victoria ore containing high levels of oxygen consuming minerals which rendered the cyanidation process ineffective at the time, thus, affecting gold recovery.
- Tomi, presently under development, is now down to the 146 meter elevation having been collared at the 174 meter elevation and access to the first block of the ore in the main ore body is expected by October, 2002.
- Discussions with the Venezuelan government aimed at favorably resolving Cristinas 4 & 6 issues continued.
- Reduced gold forward sales contracts from the high point in first quarter of approximately 312,000 ounces to approximately 281,000 ounces as of the end of the second quarter.
- First phase of Revemin mill expansion schedule for completion in November 2002.

Results of Operations

For the six month period ended June 30, 2002, the Company reported a net loss of $4.4 million, or $0.05 per share, compared to net income of $0.9 million, or $0.02 per share in 2001. The gross cash contribution for the six month period ended June 30, 2002 was $2.1 million as compared to $9.5 million during 2001. Net operating cash flow used was $8.5 million or $0.11 per share compared to $2.9 million $0.05 provided in the six month period ended June 30, 2001.

Revenue from gold sales of $23.3 million in the six month period ended June 30, 2002 was down from $28.6 million in 2001. Production was affected by difficulties experienced with pioneering the hard rock underlying the saprolite and the metallurgical composition of the ore at the La Victoria pit, as the La Victoria open pit transitions out of saprolite into harder rock. During the six month period, the Company produced 47,409 ounces of gold compared to 53,240 ounces in

2001. Of the 47,409 ounces of gold in 2002, 33,286 ounces (approximately 63%) was from Uruguay and 14,123 ounces (approximately 37%) was from the Revemin Mill in Venezuela. During the period, the Company realized average revenue of $492 per ounce (equivalent to US$312) as compared to the spot price of US$302 for the period.

Statistics

	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001
Revenue (thousands of $)	23,319	28,598	12,016	13,743
Gross cash contributions (thousands of $)	2,072	9,514	37	3,836
Net income (loss) (thousands of $)	(4,330)	890	(3,151)	465
Net operating cash flow (thousands of $)	(8,538)	2,872	(4,563)	784
Production (ounces of gold)	47,409	53,240	23,532	27,358
Cash production cost (US$ per ounce)	267	234	264	237
Average price realized (US$ per ounce)	312	350	327	326
Average spot price (US$ per ounce)	302	265	312	267

Gold Production

	Six Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2002
San Gregorio Mill, Uruguay:		
Production (ounces of gold)	33,286	16,841
Ore tonnes milled	548,395	275,661
Grade (grams/tonne)	2.05	2.07
Recovery (%)	92.31	91.97
Cash production cost (US$ per ounce)	230	228
Revemin Mill, Venezuela:		
Production (ounces of gold)	14,123	6,691
Ore tonnes milled	185,152	98,871
Grade (grams/tonne)	2.85	2.73
Recovery (%)	83.35	76.99
Cash production cost (US$ per ounce)	354	351

Gold Production (cont'd......)

	Six Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2002
Tomi Mine:		
Production (ounces of gold)	1,849	198
Ore tonnes milled	22,440	848
Grade (grams/tonne)	2.88	8.02
Recovery (%)	88.93	90.55
La Victoria Mine:		
Production (ounces of gold)	9,798	5,496
Ore tonnes milled	152,664	94,236
Grade (grams/tonne)	2.50	2.44
Recovery (%)	79.93	74.30
Other Concessions:		
Production (ounces of gold)	2,476	997
Ore tonnes milled	10,048	3,787
Grade (grams/tonne)	8.07	8.79
Recovery (%)	94.93	93.20

Operations

During the six month period ended June 30, 2002, operations contributed gross cash of $2.1 million as compared to $9.5 million in 2001. The operating expenses were higher at approximately $21.2 million as compared to $19.1 million for the six month period ended June 30, 2002 and 2001 respectively. Given the fixed level operating expenses with the lower production volume in the current period resulted in a higher unit cash cost per ounce for the period. Some of the higher costs associated with 2002 were the pioneering work and sulphide related recovery challenges from ore at La Victoria and the stripping program at both La Victoria and Santa Teresa. The aforementioned costs predominantly accounted for the $2.7 million increased operating cost for the three month period ended June 30, 2002 as compared to the three month period ended March 31, 2002. Of the increased costs related to the quarter ended June 30, 2002, approximately $1.5 million of the cost is non recurring.

Non-cash amortization and depletion charges of $3.7 million in 2002 as compared to $4.5 million during 2001 was the result of the lower level of gold production.

With the higher costs and lower production profile, the Company posted a gross loss of $1.6 million in 2002 versus gross margin of $5.1 million in 2001. In aggregate, the Company's global expenses increased by apporximately $100,000 during the first half of 2002 as compared to 2001. The reduced interest expense of the Company reflects the lower interest rate environment for the Company's LIBOR-based borrowing. Within the general and administration expenses, a major portion of the increased expenses was attributable to the opening and staffing of a Toronto office.

After reflecting other income of $1.7 million in the six month period ended June 30, 2002 as compared to $0.1 million in the same period of 2001, the Company posted a loss of $4.4 million in 2002 versus a profit of $0.9 million in 2001. Of the other income, interest income of approximately $154,752 was lower than the $178,432 from the period of 2001 due to the reduced interest rates received for money market deposits during 2002. Finally, in 2002, the Company reflected $1.4 million of minority interest in other income associated with the costs of operation of the portion of El Callao Mining Corp. not owned by the Company.

Liquidity and Capital Resources

As of June 30, 2002, the Company had cash and cash equivalents of $7.9 million as compared to $14.4 million on December 31, 2001. The increased accounts receivable relates to the timing of funds received from gold sales. The current assets of $21.4 million had a slightly lower degree of liquidity compared to the $27.9 million from the December 31, 2001. At end of the period, cash represented 36.9% of current assets versus 51.7% of current assets on December 31, 2001. The period end working capital of $6.3 million showed a slight reduction as compared to the Company's working capital position of $7.9 million from December 31, 2001. The Company's effort to reduce supplies inventory is reflected in the $1.4 million reduction. The reduced supplies inventory also tied into our strategy to reduce accounts payable and accrued liabilities from $16.4 million to $10.7 million. The reduction of long-term debt from $27.1 million at December 31, 2001 to $22.7 million was a result of the conversion of notes to common shares of the Company. The reduced deferred charges relate to the mark-to-market values of the Company's precious metal sales program of approximately $0.5 million as at June 30, 2002.

The cash used by operating activities was $8.5 million compared with $2.9 million provided in 2001. The cash flow from the operating activities was used to finance capital expenditures and reduce accounts payable and accrued liabilities.

During the quarter, the Company also used cash in various operations to prepare Albino for underground mining, portal reinforcement for underground mining at Charlie Richards and the expansion of the Revemin mill.

Net cash provided by financing activities generated approximately $5.4 million in the six month period ended June 30, 2002. This figure represented the proceeds from the exercising of warrants and stock options of approximately $1.4 million and approximately $4.6 million from a convertible debenture. Additionally, $0.5 million was used to pay off a loan and pay down an equipment loan.

Uruguay

San Gregorio mill: The mill processed 16,841 ounces of gold during the 2002 second quarter and 16,445 ounces during the 2002 first quarter. The slight increase was due to a 1.1 percent increase in ore milled and the grade processed was slightly higher at 2.07 g/t as compared to 2.02 g/t. Offsetting this improvement was a reduction in recovery of 1.1 percent. Total operating cost per ounce showed a slight improvement of US$3 per ounce, from US$231 to US$228. This was driven by efficiency gained in higher mill throughput, lower manpower levels and improved mill availability.

Venezuela:

Revemin mill: The mill processed 6,691 ounces of gold during the 2002 second quarter and 7,432 ounces during the 2002 first quarter. The decrease was due to the grade processed which dropped from 2.93 g/t to 2.73 g/t, and a 14.2 percent lower recovery.

The change in ore feed from saprolite to hard rock resulted in lower gold recovery, from 90% down to 76%. Test work identified that a portion of this ore contained high levels of oxygen consuming minerals which rendered the cyanidation process ineffective at the time. Oxygen reactors were ordered and delivery is expected during the third quarter . Ore samples were sent to an independent metallurgical testing facility to determine whether any other potential improvements in recovery aside from the addition of the oxygen circuits would be recommended.

The first stage of the mill expansion project, capable to process 1,800 tonnes per day, is on target to be completed by November, 2002.

Tomi: A small high-grade pocket in Milagrito contributed to gold production during the quarter ended June. This deposit has yet to be explored for underground potential.

The Tomi underground mine, presently under development is now down to the 146 meter elevation having been collared at 174 meter elevation and access to the first block of ore in the main ore body is expected by October, 2002. As the main decline is driven to the end of the first phase of this underground operation, production and development activities will continue throughout most of next year. Development ore, grades between 5 to 7 grams per tonne, have been milled in the Revemin mill.

La Victoria: In late March 2002, blasting permits were granted and pioneering activities commenced in the hard rock portion of the Victoria open pit. These activities involved using the production drills to eliminate small hills and hummocks to the aim of developing a smooth pit floor. These activities resulted in reduced feed materials being available to the mill. Pioneering continues to take place in the pit and is expected to impact the third quarter results.

Albino: Work continues in establishing infrastructure in preparation for pre-production mining activities commencement in the fourth quarter.

Risk Factors

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risk, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

Regulatory and Environment Risks

The Company takes care to maintain compliance with the regulations prevalent in the countries within which it has activities. Concern for the environment has spawned several regulations with regard to mining in various countries. The Company believes that its environmental programs, developed internally in conjunction with local advisers, not only complies with but in some cases exceeds prevailing regulations. Costs relating to ongoing site restoration are expensed when incurred. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

Date 8/29/2002

By ______________
(Signature)*
K.Y. Sze Tho, Chief Financial Officer

*Print the name and title of the signing officer under his signature.